10026736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Embarcadero Center, Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500 (Address) San Ramon (City) CA (State) 94583 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher D. Dillon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors LLC, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher D Dillon
Signature

Vice President-Secretary
Title

- See Attached -
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF San Francisco

On March 19, 2010 before me, Dawn Marie Taylor, NOTARY PUBLIC, personally appeared Christopher D. Dillon, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and that, by his/her/their signature(s) on the instrument the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature: [signature]

DAWN MARIE TAYLOR
Commission # 1791170
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2012

(Seal)

UNION SQUARE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Armanino McKenna LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 8

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Union Square Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Union Square Advisors LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Union Square Advisors LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

San Francisco, California
February 23, 2010

UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Assets	
Cash and cash equivalents	$ 1,456,964
Other receivables, net	123,979
Prepaid expenses	69,369
Property and equipment, net	592,246
Intangibles, net	5,639
Total assets	$ 2,248,197

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 36,910
Accrued expenses	710,257
Deferred rent	321,023
Total liabilities	1,068,190
Commitments and contingencies (Note 6)	
Member's equity	1,180,007
Total liabilities and member's equity	$ 2,248,197

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is a licensed FINRA broker/dealer in California and New York with offices in San Francisco and New York.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Commissions and retainer fees are recognized as earned when all the services are preformed according to terms of the contracts. Interest on receivables is recognized in the period due. Management's estimates for any doubtful accounts are shown as reductions from revenue on the statement of operations.

Other receivables

Other receivables consist of out-of-pocket client expenses. Receivables are periodically evaluated for collectability based on past credit history with clients. Allowance for doubtful accounts as of December 31, 2009 was $21,250.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. There were no impairments as of December 31, 2009.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. LLC fees levied at the state level are immaterial and are not separately stated in the financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2009, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

1. Nature of Business and Summary of Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The Company had no assets or liabilities at December 31, 2009 that required a fair value measurement.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2009, the Company has net capital of $388,774, which was $317,562 in excess of its required net capital of $71,212. Assets totaling $791,233 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 2.75 to 1 as of December 31, 2009.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under SEC Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2009:

Computers and equipment	$268,589
Furniture and fixtures	48,214
Software	25,693
Leasehold improvements	556,947
Less accumulated depreciation	(307,197)
	$592,246

5. Intangible Assets

Intangible assets consist of the following at December 31, 2009:

Registered domain name	$7,000
Less accumulated amortization	(1,361)
	$5,639

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on October 30, 2010 and December 31, 2017, respectively. Additionally, the Company leases certain office equipment under a non-cancelable operating lease that expires on July 31, 2011.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2010	$ 709,848
2011	482,143
2012	471,357
2013	499,752
2014	499,752
Thereafter	1,499,256
	$4,162,108

Letter of credit

At December 31, 2009, the Company has a $485,555 letter of credit in the favor of the New York office landlord. The letter of credit expires February 15, 2018.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution. The Company made no contributions during 2009.

8. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2009, the Company derived a substantial portion of its revenue from three major customers. Major customers defined as those customers providing 5% or more of revenue, accounted for approximately 98% of total revenue for the year ended December 31, 2009.